April 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention: Tim Buchmiller

Re:	Savara Inc.
Registration Statement on Form S-3
File No. 333-237734

Acceleration Request
Requested Date: April 29, 2020
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Savara Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-237734) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rob Suffoletta at (512) 338-5439 or via email at rsuffoletta@wsgr.com.

[Signature page follows]

Securities and Exchange Commission

April 27, 2020

Sincerely,

SAVARA INC.

/s/ Robert Neville

Robert Neville

Chief Executive Officer

cc:	Dave Lowrance, Savara Inc.
Kate McCabe, Savara Inc.
J. Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.